UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Getty Images Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

374275105

(CUSIP Number)

William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of the Americas
New York, NY 10104
Phone: 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 374275105	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
78,275,262 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
78,275,262 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,275,262 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	See Item 5

CUSIP NO. 374275105	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
78,275,262 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
78,275,262 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,275,262 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	See Item 5

CUSIP NO. 374275105	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
78,275,262 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
78,275,262 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,275,262 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	See Item 5

CUSIP NO. 374275105	Page 5 of 7 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2022, as amended and supplemented by Amendment No. 1 filed with the SEC on September 20, 2022 (“Amendment No. 1” and, together with the Initial Schedule 13D and this Amendment No. 2, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Securities”) of Getty Images Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 605 5th Ave S., Suite 400, Seattle, WA 98104. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2(c) of the Schedule 13D is hereby amended to restate the information required by instruction C to Schedule 13D as follows:

(c)	The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors
Joseph Amato
Sharon Bowen
Robert D’Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Kenneth deRegt
Douglas Kramer
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President – Equities and Chief Investment Officer – Equities
Bradley Tank, President – Fixed Income and Chief Investment Officer – Fixed Income
Kenneth deRegt, Chief Operating Officer – Fixed Income and Managing Director
Patrick Deaton – Chief Operating Officer – NBAIM and Managing Director
Paul Lanks – Chief Operating Officer – PWM
Douglas Kramer, Head of Institutional Equity and Multi-Asset and Managing Director
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Treasurer and Senior Vice President
Leo Anthony Viola, Controller and Managing Director
Savonne Ferguson, Chief Compliance Officer – Mutual Funds and Senior Vice President

CUSIP NO. 374275105	Page 6 of 7 Pages
Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)
The aggregate number of Securities to which this Schedule 13D relates is 78,275,262, representing approximately 19.8% of the Securities outstanding. This amount includes (i) 63,950,462 Securities held directly by NBOKS Master Fund and (ii) 14,324,800 Securities held directly by Sponsor.

The number of Securities reported herein as directly held by Sponsor represents NBOKS Master Fund’s proportionate interest in the total Securities held directly by Sponsor, over which the Reporting Persons, through NBOKS Master Fund, share ownership with CC. Pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaims beneficial ownership of the Securities held by Sponsor that are attributable to CC, and has excluded such Securities from its reported beneficial ownership in this statement. The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of a Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the Securities held directly by Sponsor that are attributable to CC.

The percentage of beneficial ownership reported herein is based on an aggregate 395,267,686 Securities outstanding, as set forth in the prospectus on Form 424B3 filed by the Issuer on March 17, 2023.

(b)
The Reporting Persons share with each other voting and dispositive power with respect to the 78,275,262 Securities reported as beneficially owned herein. The Reporting Persons further share with CC voting and dispositive power with respect to the Securities held directly by Sponsor. However, as noted above, pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaims beneficial ownership of the Securities held by Sponsor that are attributable to CC, and has excluded such Securities from this statement.

(c)
On April 24, 2023, NBOKS Master Fund sold Securities, in the open market through a broker pursuant to the Issuer’s resale registration statement on Form S-1, originally declared effective on September 15, 2022, as set forth in the table below.

Date	Quantity	Price*	Low	High
04/24/2023	385,314	$7.7865	$7.03	$8.02
04/24/2023	187,392	$8.172	$8.03	$8.47

* The price reported in this column is a weighted average price. These Securities were sold in multiple transactions within the $1.00 price range identified in the corresponding Low and High columns, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Securities sold at each separate price within the ranges set forth in the above table.

Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d)
NBOKS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities reported herein that are managed on its behalf by NBIA.

(e)	Not applicable.

CUSIP NO. 374275105	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

April 26, 2023	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

April 26, 2023	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

April 26, 2023	By:	/s/ Brad Cetron
Deputy General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)